FOR IMMEDIATE RELEASE

NEWS RELEASE

West McArthur Uranium Project - Summer Drill Results

Vancouver, Canada,  November 15, 2006 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to report drill results and interpretive information for its summer drill program at the West McArthur property in the Athabasca Basin.   The property is subject to a Letter of Intent between CanAlaska and Mitsubishi Development Pty. Ltd. under which Mitsubishi will enter into a Cdn.$11 million Option Agreement with the Company to fund ongoing exploration (see previous September 6th, 2006 news release).

Three deep drill holes (WMA005, WMA006 and WMA007) were completed on the property over the summer period, along with extensive ground prospecting and sampling.  All of the drill holes intercepted the basement rocks between 810 and 830 metres vertical depth.  Two of the three drill holes showed evidence of hydrothermal alteration systems consistent with the uranium mineralization models applicable to Athabasca Basin mineral deposits.  Zones of silicification, faulting and clay alteration are recognized from the drill hole core from the target zones.

The Company is highly encouraged by the nature and extent of the uranium mineralization now being detailed on the property.  Many of the target zones bear similar signatures to unconformity and basement style mineralization within the Athabasca Uranium camp.   Based on the intersections from the first seven holes, there appears to be at least two significant mineralized targets in the immediate area.  These targets will be further investigated in the upcoming winter drilling program.

Hole WMA 007 intercepted 25 metres of intense silicification from 816 to 841 metres in the sandstone above the basement, and a stringer of uranium mineralization with associated copper uranium stringer mineralization in the underlying rocks.  The mineralized section assayed 0.16% U3O8 over 0.05 metre, but with a significantly increased background radiometric count to the end of the hole.  The presence of silicification above the uranium mineralized zone fits the characteristics of the Athabasca mineralization model, and is found with the immediate alteration halo of the nearby McArthur River Uranium Deposit.

CanAlaska Uranium Ltd. News Release

November 15, 2006

Figure 1:  MegaTEM II Conductive Zones and Drill-hole Locations

CanAlaska Uranium Ltd. News Release

November 15, 2006

Table 1: Hole Co-ordinates Summer Drill Program: West McArthur Project

Hole No.	Northing	Easting	Azimuth	Dip	Tot.Depth	U/C asl (m)

WMA005	473332	6410088	215	-75	980.5	-270
WMA006	474670	6410112	215	-75	969.2	-253
WMA007	472438	6409433	35	-75	1001.1	-279

Figure 2 : Detail of Lower Section of Western Target Drill-holes WMA 003, 005, 007

CanAlaska Uranium Ltd. News Release

November 15, 2006

Table 2: Mineralization and Alteration Summer drill program: West McArthur

Hole No.	Alteration	Max-U-ppm	Comments
WMA005

SandStone: Bleaching from 818m, Friability from 756m , Strong Friability - Bleaching from 842m to Unconformity

Basement: Bleached Regolith: Unconformity to 874m, Red to 857.7m, Green-Red to:879m, Average 1-3% Graphite

		➢ 1.4 ppm in Sandstone ➢ 3.8 ppm @ Unconformity ➢ 3.2 ppm in Basement	➢ Drilled 100m south of WMA 004 ➢ Commenced July 2006 ➢ Clay alteration similar to WMA 003
WMA006

SandStone: Bleaching from 832m, Friability from 857m , Strong Friability - Bleaching from 862m to Unconformity

Basement: Bleached Regolith: Unconformity to 866.8m, Green-Red 866.8m to:868.6m,Illitic Alteration in Basement, Average 1-3% Graphite

		➢ 4 ppm in Sandstone ➢ 1.9 ppm @ Unconfomity ➢ 5.9 ppm in Basement	➢ Target on isolated resistivity anomaly between Eastern and Western targets ➢ Moderate alteration
WMA007

SandStone: Strongly Silicified from 816m to 841m, Bleaching and strong Friability @ 884m

Basement: Bleached Regolith: Unconformity to 889.2m, Green-Red 866.8m to 896.6m -Illitic Alteration
Graphitic Pelite mostly between 964m to 997m

➢ 0.8 ppm in Sandstone ➢ 43.8 ppm @ Unconformity ➢ 1,323 ppm in Basement

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Western target,

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Drilled August 2006, 500m south of WMA003

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Drilled to approach target from other side of Lake

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Intercepted 22m silicified sandstone above the unconformity

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Intense clay alteration, and elevated uranium assays

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0.16 % U3O8 over 0.05 m in the basement @  912.5 m

The drill holes have been targeting a very strong conductivity and alteration response in the sandstone and basement rocks on a major conductive trend located 20 km west of the McArthur River uranium mine.  The conductive horizon is traceable for at least 20 km, and shows various irregularities, especially on its western extremity, where it bends north-westwards, in the area of CanAlaska’s 2006 drilling.

All of the current drill-holes are located on the attached image (Figure 1) showing the basement conductivity.  These seven drill holes are located along 5 km of the trend, three holes in a 1 km triangular pattern on the east end of the trend, (Eastern Zone), three holes in a linear array  2 km west of the first holes, (Western Zone) and one hole in the centre of the trend.  The two holes with uranium stringer mineralization are holes WMA 004 and WMA 007.  The core of the conductive zone between WMA 003/5 and WMA 007 remains to

CanAlaska Uranium Ltd. News Release

November 15, 2006

be drilled.   WMA 005 and WMA 007 have good alteration, as had WMA 003.  The silicification in the lower sandstone of WMA 007 is an important diagnostic feature of McArthur River style alteration.

At the current time, the Company is completing high-definition AMT (audio magneto-telluric) geophysical surveys over these areas and future drill targets.  Initial results from these surveys show encouraging images of the zones being tested.  The Mitsubishi and CanAlaska management teams are meeting this month to finalize exploration programs and budgets for 2006-2007, in addition to executing an extension of the terms of the original September 5th Letter of Intent.  The exploration camp is currently operating, and drill contracts are currently in hand for the resumption of drilling activities.

All of the samples from the drill program were submitted to qualified Canadian laboratories for analysis. Samples submitted to Saskatchewan Research Laboratories were analyzed for multi-element geochemistry, including uranium by tri-acid digestion and ICP.  Samples submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver, BC were analyzed by aqua regia digestion and ICP analysis.  The samples were collected by CanAlaska field geologists under the supervision of Dr Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P. Geo. is the qualified technical person responsible for this news release.

About CanAlaska Uranium Ltd.  –  www.canalaska.com

CanAlaska Uranium Ltd. (CVV – TSX.V, CVVUF – OTCBB, DH7 – Frankfurt) is undertaking uranium exploration in eighteen 100%-owned and one optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (9,360 square km).  In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  An aggressive $6.5 million exploration program for 2006 is continuing.

Investor Contact: Emil Fung Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free: 1.800.667.1870 (N. America) info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P. Geo.,

President & CEO

CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

CanAlaska Uranium Ltd. News Release

November 15, 2006